FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                  August, 2007

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                 SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                            TDK Corporation
                                                                (Registrant)

August 29, 2007
                                          BY:  /s/ Michinori Katayama
                                             Michinori Katayama
                                             Senior Vice President ,
                                             General Manager
                                             Corporate Communications Department
                                             Administration Group




Contacts:

Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

TDK to Purchase Shares of Magnecomp Precision Technology Public Company Limited,
                                Make a Subsidiary

TOKYO JAPAN, August 29, 2007 ----- TDK Corporation has announced that the Board of Directors on August 29, 2007 passed a resolution to purchase 74.3% of the issued shares of Thailand-based Magnecomp Precision Technology Public Company Limited (MPT) from Singapore company Magnecomp International Limited. TDK has signed a sale and purchase agreement for these shares with Magnecomp International, as outlined below. The purchase price of the shares is US$123 million (approximately Y14.2 billion). This transaction will make MPT a TDK Group subsidiary.

1.   Reason for Purchasing Shares
TDK believes that by making MPT a subsidiary it will help the Company to strengthen the competitiveness of its HDD magnetic heads business, one of the mainstays of TDK's recording devices segment. MPT boasts technological strengths and expertise in the design and manufacture of suspension assemblies, a key component of HDD magnetic heads.

2.   Overview of MPT

(1) Company                     Magnecomp Precision Technology Public
                                Company Limited

(2) Representative              Mr. Steven Glenn Campbell (CEO)

(3) Location                    162 Moo 5, Phaholyothin Road T.Lamsai,
                                A.Wangnoi, Ayutthaya, 13170, Thailand

(4) Established                 June 1991

(5) Main businesses             Design, manufacture and sale of suspension
                                assemblies for HDD magnetic heads

(6) Consolidated subsidiaries   6

(7) Fiscal year-end             December

(8) No. of employees            7,664 (as of December 31, 2006, consolidated)

(9) Main business sites         Thailand, China

(10) Paid-in capital            6,254,585,364 baht (approx. JPY22.0 billion)

(11) Total issued shares        2,084,861,788; listed on The Stock Exchange
                                of Thailand

                                     -more-

(12) Principal shareholders and shareholdings

      Shareholder               Shareholding

      Magnecomp International
      Limited                   74.3%
      Somers (UK) Limited       12.37%

(13) Operating Results in Most Recent Fiscal Years (Consolidated)
     (Million baht)

                  Year ended Dec. 31, 2006   Year ended Dec. 31, 2005

Net sales         9,592 (JPY32,709 million)  9,459 (JPY27,147 million)
Operating income  (737) (-JPY2,513million)     720 (JPY2,067million)
Net income        (898) (-JPY3,062 million)    553 (JPY1,587 million)
Total assets      8,770 (JPY29,906 million)  9,259 (JPY26,573 million)
Net assets        3,640 (JPY12,412 million)  4,870 (JPY13,977 million)

  Notes:

     1. Currency conversions use the rate as of December 31 in each fiscal year.

     2. Average net income for the 5 most recent fiscal years to the year ended December 31, 2006 was 110.8 million baht (JPY318 million).

3. Seller of Shares

(1) Company                     Magnecomp International Limited

(2) Representative              Mr. Steven Glenn Campbell (CEO)

(3) Head office                 1 Finlayson Green, #15-02, Singapore 049246

(4) Consolidated net sales      S$721.6 million (year ended December 31, 2006)

(5) No. of employees            15,375 (as of December 31, 2006;consolidated)

(6) Main businesses             Design, manufacture and sale of HDD magnetic
                                head suspension assemblies, precision stamped components and metal stamping dies

(7) Relationship to TDK         There are no capital relationships and a human
                                relationship. Business relationships are slight

4. No. of Shares to Be Purchased, Purchase Price and Shareholding Before and After Purchase

(1) No. of shares held
    before purchase             0 shares (Shareholding:0.0%)

(2) No. of shares to be
    purchased                   1,549,550,802 shares
                                (Purchase price: US$123 million
                                (approx. JPY14.2 billion))

(3) No. of shares held after
    purchase                    1,549,550,802 shares
                                (Shareholding: 74.3%)

5. Expected Schedule

      December 2007    Planned acquisition of stock certificates
                       (64.3% of issued shares)

      June 2009        Planned acquisition of stock certificates
                       (10.0% of issued shares)

6. Effect on Operating Results

The acquisition of these shares will have an immaterial effect on TDK's operating results.

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